First Solar, Inc.
350 West Washington St, Suite 600
Tempe, Arizona 85281

September 9, 2016

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention:    Brian Cascio
Accounting Branch Chief

RE:    First Solar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 4, 2016
File No. 001-33156

Ladies and Gentlemen:

First Solar, Inc. (“First Solar,” “the Company,” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated August 30, 2016 with respect to the above-referenced Form 10-K and Form 10-Q.

For your convenience, we have set forth below the Staff's comments in bold typeface followed by our responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 15. Exhibits and Financial Statement Schedules

Note 2. Summary of Significant Accounting Policies - Revenue Recognition, page 95

1.
Describe to us your revenue recognition policy for sales of projects accounted for under ASC 360-20 to 8point3. Please describe any significant terms of the arrangements that differ from those in sales to third parties and how those terms are considered in your revenue policy. Also, describe how your policy considers the terms and conditions of your investment in 8point3, such as the forbearance and subordination provisions.

We respectfully advise the Staff that our revenue recognition policy for project sales to 8point3 Operating Company, LLC (“OpCo”), a partially owned subsidiary of 8point3 Energy Partners LP (“8point3”), is consistent with our standard revenue recognition policy under ASC 360-20 for sales to unrelated third parties with several exceptions for potential forms of continuing involvement, which include the following:

•
Partial sales of real estate. Given our ownership interest in OpCo, any project sales to the entity would be considered partial sales of real estate pursuant to ASC 360-20-40-46 and would represent a form of continuing involvement.

•
Omnibus agreement obligations. As part of the formation of 8point3, First Solar and SunPower Corporation (the “Sponsors”) entered into an omnibus agreement with various 8point3 affiliated entities, including OpCo, whereby each Sponsor agreed to indemnify such entities for any costs they may incur with respect to certain tax related events and events in connection with tax equity financing arrangements.

•
Subordination period. Future quarterly distributions from OpCo, including a portion of the distributions payable to First Solar, are subject to a subordination period in which holders of subordinated ownership interests are not entitled to receive any distributions until the non-subordinated ownership interests have received their minimum quarterly distribution plus any arrearages in the payment of minimum distributions from prior quarters. The subordination period will end after OpCo has earned and paid minimum quarterly distributions for a specified period of time and there are no outstanding arrearages due to non-subordinated ownership interests.

•
Forbearance period. Future quarterly distributions from OpCo were also temporarily subject to a forbearance period in which the Sponsors agreed to forego any distributions declared on their ownership interests. The forbearance period ended in June 2016.

We expect to sell projects to OpCo using two primary methods. First, we may sell certain cost or equity method investments to OpCo, which represent minority ownership interests in fully constructed projects. Such project sales would not be considered a revenue transaction, as the sale of a cost or equity method investment is not part of our ongoing major or central operations. Second, we may sell majority ownership interests in fully constructed projects to OpCo and concurrently sell minority ownership interests in such projects to tax equity investors. Under this second method, we would recognize revenue for the project sale when a sale has been consummated, we have transferred the usual risks and rewards of ownership to the buyers, the initial and continuing investment criteria have been met, and all other revenue recognition criteria have been met. When evaluating whether the usual risks and rewards of ownership have transferred to the buyers, we consider whether we have any prohibited forms of continuing involvement with the project, including the forms of continuing involvement listed above. We also consider the partial sale guidance under ASC 360-20-40-49, which states, “If the seller is required to support the operations of the property after the sale, the accounting shall be based on the nature of the support obligation….If the transaction is in substance a sale, the seller shall recognize profit to the extent that proceeds from the sale, including receivables from the buyer, exceed all of the seller’s costs related to the entire property.” Thus, we are explicitly precluded from recognizing any profit on a project sale to OpCo unless unconditional cash proceeds exceed total project costs. In addition, we also consider the provisions of ASC 360-20-40-37, which indicate that any potential profit on a project sale shall be reduced by the maximum exposure to loss from any forms of prohibited continuing involvement.

In May 2016, we completed the sale of our two 20 megawatt Kingbird projects (“Kingbird”) located in Kern County, California to OpCo and a tax equity investor for net revenue of $57.4 million and accounted for the transaction as a partial sale of real estate. This transaction was considered a sale as we fully divested all of our ownership interests in the project and received cash proceeds from the buyers. Due to certain continuing involvement associated with tax related indemnifications to the tax equity investor, which represented a form of conditional cash proceeds, we did not recognize any profit on the sale as our maximum exposure to loss exceeded the profit on the transaction. Accordingly, the remaining conditional cash proceeds (not recognized as revenue) are recorded as a form of deferred revenue, and certain of the project costs remain on our balance sheet. Such amounts are expected to be recognized, along with any associated profit, upon expiration of the indemnity provisions comprising the prohibited forms of continuing involvement. This transaction represented our first project sale to OpCo and is expected to be representative of future project sales to OpCo in which OpCo acquires a majority ownership interest in such projects.

Note 12. Investments in Unconsolidated Affiliates and Joint Ventures, page 116

2.	Refer to the Summarized Financial Information on page 119. Please explain to us the reasons for the significant difference between Net income and Net income attributable to equity method investees.

We respectfully advise the Staff that the majority of Net income and Net income attributable to equity method investees included within the Summarized Financial Information is attributable to our investment in OpCo. The significant difference between the two net income amounts is the result of certain subsidiaries of OpCo having entered into tax equity financing facilities with third-party investors that hold noncontrolling ownership interests in such subsidiaries.

8point3, through OpCo, holds controlling interests in these subsidiaries and fully consolidates the entities. Accordingly, earnings or losses are allocated to the tax equity investors using the Hypothetical Liquidation at Book Value (or “HLBV”) method. During the fiscal 2015 period, OpCo allocated $102.2 million in losses to such third-party investors under the HLBV method as disclosed in Note 10, Noncontrolling Interests, to the consolidated financial statements of 8point3 included in its Annual Report on Form 10-K for the transition period from December 28, 2014 to November 30, 2015. This allocation represents the difference between Net income and Net income attributable to equity method investees included within the Summarized Financial Information.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 1. Condensed Consolidated Financial Statements

Note 7. Consolidated Balance Sheet Details, page 16

3.
We note the stored assets of approximately $139 million as of June 30, 2016. Please explain to us why you believe the carrying amount of the stored assets continues to be recoverable and why it continues to be appropriate to evaluate those assets using the ASC 350-30 held for use model. In that regard we note the progression of your technology, including the Series 5 modules. We also note that in your letter to us dated July 24, 2013, you expected that a significant portion or all of the stored assets would be utilized by 2017.

We respectfully advise the Staff that our stored assets continue to be evaluated for impairment under a held and used impairment model whenever events or changes in business circumstances arise, including consideration of technological obsolescence, that may indicate that the carrying amount of such assets may not be recoverable. We continue to apply this model pursuant to the provisions of ASC 360-10-35-23 to 35-24 for asset groupings. Accordingly, our stored assets are considered part of a larger asset group as these assets do not have cash flows that are largely independent of the cash flows of other assets and liabilities and of other asset groups. In addition, we have deployed, and plan to further deploy, our stored assets into service when such assets are required or beneficial to our existing installed manufacturing capacity or when market demand supports additional or market specific manufacturing capacity. Since 2012, we have deployed approximately 40% of our stored assets in capacity expansions at our manufacturing facilities in Perrysburg, Ohio and Kulim, Malaysia or as replacements for already installed manufacturing capacity at these facilities.

We have also evaluated whether we should use alternative impairment models for our stored assets including the held for sale and abandonment impairment models. Historically, our stored assets have not met the criteria to be classified and assessed for impairment under a held for sale model, and we do not expect such assets to qualify for this classification in the future. The stored assets also do not meet the criteria to be considered abandoned as they have not been disposed of and there have been no changes to our intentions to use the assets. ASC 360-10-45-15 indicates that if a long-lived asset is to be disposed of other than by sale (i.e., by abandonment), it shall continue to be classified as held and used until it is disposed of. Therefore, these alternative impairment models are inconsistent with our intention to use the stored assets and our actual use of the assets over the past several years as described above.

Under the held and used impairment model, we continue to believe that the stored assets are recoverable based on our historical use of such assets, options for additional manufacturing capacity expansions, and the compatibility of the assets with our current module technologies. As mentioned above, we have deployed approximately 40% of our stored assets since 2012, including significant deployments of such assets, ranging from $3 million to $39 million, during eight of the quarterly periods from 2013 to 2015. The continued use of our stored assets and their role in our options for manufacturing capacity expansion was discussed at our recent Analyst Day in April 2016. At this event, we indicated:

“We do have eight lines of stored tools….So if we choose to, we can do something like this. Starting in late 2017, we can deploy four lines of Series 4 technology. We take them out of storage; we upgrade them to that technology node. It requires a new building, but we could deploy them in that amount, and it adds about 425 megawatts for the four lines. We could also do a four-line Series 5 factory, same kind of thing…our stored tools upgraded. Series 5 is a little more complex than Series 4, so we have to take a little bit more time on the leading edge….

This would be a new Series 5 greenfield plant. If I had no stored tools, and I had to go build a new building and order all new tools, it would come out at about 450 megawatts, $300 million…in capital. About a 0.5 million square feet building, take about 18 months to construct….Now, because we have stored tools we can deploy those at a much lower capex. It's a little bit misleading because we did pay for these stored tools back previously. But in terms of a quick and relatively cash-cheap way to bring capacity online, these would be our Series 4 and Series 5 tools.”

Consistent with this Analyst Day message, we continue to evaluate opportunities for manufacturing capacity expansions while considering global demand and our addressable market for photovoltaic solar modules and systems. We have also explored various opportunities in certain geographic markets that would result in the deployment of a significant portion or all of our remaining stored assets, including opportunities in markets that would support substantially all of the output from the installation of the assets. Despite the continual evaluation of such opportunities, we do not have a definitive timeframe for the expected deployment of the remainder of our stored assets.

When evaluating our stored assets for technological obsolescence, we consider whether the manufacturing technology of the assets remains compatible with our current module technologies. Despite significant advancements in our module conversion efficiencies, our core manufacturing equipment and processes have remained stable and consist of the same three primary production stages: deposition, cell definition and treatment, and assembly and test. As a result, the stored assets are at a lower risk for technological obsolescence than other semiconductor related manufacturing equipment.

As part of our balance of systems (“BoS”) cost reduction roadmap, we recently introduced our Series 5 module technology, which includes a larger form factor and substantially higher wattage, thereby reducing the number of electrical connections and hardware required for installation. Specifically, the Series 5 module includes three individual Series 4 modules with integrated back rails and simplified wiring. Such product advancements are primarily related to BoS developments and efforts to lower the total installed cost of a system as opposed to a fundamental change in the underlying module technology or manufacturing process. As a result, our stored assets are considered compatible with both our Series 4 and Series 5 module technologies but would require standard upgrades to the latest technology node. We do not consider such upgrades to be cost prohibitive or an indicator of technological obsolescence.

* * * * *

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions with respect to the foregoing or require additional supplemental information, please do not hesitate to contact the undersigned at (602) 414-9383.

Sincerely,

/s/ Bryan Schumaker
Bryan Schumaker
Chief Accounting Officer